Mail Stop 3561

February 8, 2008

Sandra Kahn
Chief Financial Officer
Empire Resources, Inc.
One Parker Plaza
Fort Lee, NJ 07024

> **Re: Empire Resources, Inc.**
> **File No. 001-12127**
> **Form 10-K: For the Fiscal Year Ended December 31, 2006**

Dear Ms. Kahn:

We have reviewed your January 18, 2008 correspondence and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended December 31, 2006

Item7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

1. We have reviewed your response to our prior comment number 1, and we note that you have expanded your discussion regarding a) the market risk associated with fluctuations in foreign currency exchange rates and/ or the purchase price of aluminum and b) the manner in which you attempt to manage such market risk. However, it appears that you have not fully addressed the concerns raised in our prior comment. In this regard, your expanded disclosure does not discuss i) the impact of your derivative activity on your results of operations for the periods presented in your financial statements or ii) the underlying factors that have resulted in the recognition of material realized and unrealized losses related to your derivative instruments. Please expand your disclosure accordingly. For example, in future filings, please discuss information including, but not limited to:

- Any known or expected trends regarding the price of aluminum and/or changes in foreign exchange rates, including how such trends have impacted the fair value of your hedge instruments.
- The extent to which your fair value derivative instruments have not been fully effective and the resulting impact to your results of operations, if any.
- The extent to which known trends with regard to aluminum pricing and/or foreign currency exchange rates are expected to impact your hedging strategy and your ability to manage your exposure to associated market risk.

As part of your response, please provide a sample of your proposed expanded disclosure.

2. We note from your response to our prior comment number 4 that your pre-tax income from foreign operations is less than five percent of your total income before taxes. However, we note from Note O to your financial statements that revenue generated from sales to foreign customers was approximately 18%, 16%, and 17% of total revenue for fiscal years 2006, 2005, and 2004, respectively. As such, it appears that your company's domestic operations may generate significantly greater profit margins than your company's foreign operations. In this regard, it appears that it may be appropriate for you to expand your disclosure in MD&A to separately discuss your domestic and foreign results of operations. Please revise your disclosure in future filings accordingly, or tell us why you believe such revisions are unnecessary.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3816.

                                        Sincerely,

                                        Joseph Foti
                                        Senior Assistant Chief Accountant